Exhibit 13.1

Source: GOA Therapeutics Corporation

September 30, 2026 13:30 ET

GOA Therapeutics Files with SEC for Proposed Public Offering, Contemplates Issuing Up to $300 Million in Stock

Financing strategy designed to support GOA26 through clinical development, manufacturing, regulatory activities and commercialization planning

WEST PALM BEACH, FL, Sept. 30, 2026 (GLOBE NEWSWIRE) -- GOA Therapeutics Corporation (“GOA” or the “Company”), a biotechnology company developing potential first-in-class candidates for acute alcohol intoxication and poisoning, today announced that it has filed an offering statement with the U.S. Securities and Exchange Commission (“SEC”) for a proposed Tier 2 Regulation A public offering as part of a broader financing strategy involving contemplated stock issuances with an aggregate offering value of up to approximately $300 million.

Under the proposed Regulation A offering, GOA proposes to offer up to 5 million shares of its common stock at $15.00 per share, representing an aggregate offering value of up to $75 million.

GOA has engaged DealMaker Securities LLC, a FINRA/SIPC-registered broker-dealer, to provide broker-dealer services in connection with the proposed Regulation A offering.

Separate from the Regulation A offering, GOA also contemplates additional exempt offers and sales of its common stock. Based on the terms currently contemplated by the Company, the Regulation A offering and the separate exempt offerings could represent an aggregate offering value of up to approximately $300 million.

“This financing strategy is about building GOA for the opportunity we believe lies ahead,” said Andrew Altschuler, Co-Founder and Chief Executive Officer of GOA Therapeutics. “We are developing what we believe could become an entirely new approach to treating acute alcohol intoxication and poisoning. As GOA26 advances toward the clinic, we want the capital and infrastructure necessary to move decisively through clinical development, manufacturing, regulatory activities and, if successful, commercialization.”

1/3

GOA26 is an investigational, first-in-class candidate designed to rapidly lower blood alcohol concentrations and sequester acetaldehyde, a toxic byproduct of alcohol metabolism. The Company is initially developing GOA26 for intravenous administration in acute-care medical settings.

In preclinical porcine studies involving severe alcohol intoxication, GOA26 lowered blood alcohol concentrations by 61.3% at 20 minutes after administration compared with the control group. These preclinical findings do not establish safety or efficacy in humans. GOA26 remains investigational and has not been approved for commercial use.

“Today, there is no FDA-approved medicine that directly and rapidly removes alcohol from the bloodstream in patients presenting with acute alcohol intoxication,” Altschuler said. “Our goal is to change that. We believe the scale of the medical need warrants building a company with the resources to pursue this opportunity aggressively and responsibly.”

GOA expects to use proceeds available to the Company from its financing activities to advance GOA26 into and through clinical development and to support research and development, manufacturing, medical affairs, regulatory activities, intellectual property, commercialization planning, working capital and other general corporate purposes.

GOA intends to provide additional information regarding the launch of its Regulation A offering, including information regarding how eligible investors may participate, in a subsequent announcement.

About GOA Therapeutics

GOA Therapeutics is a biotechnology company developing first-in-class candidates for acute alcohol intoxication and poisoning. Its lead investigational candidate, GOA26, is designed to rapidly lower blood alcohol concentrations and sequester acetaldehyde. GOA brings together expertise spanning drug development, emergency medicine, trauma care, medical affairs and commercialization to advance a potential new treatment paradigm for acute alcohol intoxication and poisoning.

GOA26 is investigational. Its safety and efficacy in humans have not been established, and it has not been approved by the U.S. Food and Drug Administration or any other regulatory authority.

Important Offering Information

An offering statement on Form 1-A relating to the proposed Regulation A offering has been publicly filed with the SEC. A copy of the preliminary offering circular contained within that filing may be viewed at: https://www.sec.gov/Archives/edgar/data/2131824/000121390026100224/ea0298465-1a_goathera.htm

The securities covered by the offering statement may not be sold, nor may offers to buy be accepted, nor may any part of the purchase price be received, before the offering statement is qualified by the SEC.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, qualification or exemption under the securities laws of that jurisdiction.

2/3

GOA is not seeking money or other consideration through this announcement. No money or other consideration is being solicited, and if submitted at this time will not be accepted. Any indication of interest in the Regulation A offering involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date.

The additional exempt offerings described above are separate from the Regulation A offering and will be conducted only pursuant to applicable exemptions from registration.

The up to $300 million figure represents the contemplated maximum aggregate offering value of the Regulation A offering and the separate exempt offerings based on the terms currently contemplated by the Company. It should not be interpreted as $300 million of proceeds to GOA. There can be no assurance that the contemplated offerings will be completed or that the full aggregate offering value will be achieved.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding GOA’s contemplated financing activities, the potential size and timing of its offerings, the anticipated use of proceeds, the development of GOA26, future clinical development, manufacturing, regulatory activities and potential commercialization.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. There can be no assurance that the contemplated offerings will be completed, that the contemplated amounts will be raised, or that GOA26 will successfully commence and complete clinical development or receive regulatory approval. GOA undertakes no obligation to update forward-looking statements except as required by applicable law.

Media and Investor Inquiries

Media / Public Relations

Andrew Altschuler
GOA Therapeutics
pr@goathera.com

Investor Relations

Graham Morrell
Gilmartin Group
ir@goathera.com

3/3

1 Homepage - GOA Therapeutics / peutics ABOUT - SCIENCE - TEAM - Invest DEVELOPING FIRST-IN-CLASS DRUG CANDIDATES FOR ALCOHOL INTOXICATION AND POISONING. JOIN US. Corporate deck 178K ~5M $249B US annual economic cost due to excessive alcohol drinking

GOR DEVELOPING DRUG CANDID ALCOHOL INTO POISONING 178K 1 Homepage - GOA Therapeutics GOATherapeutics Register Your Interest I n t e r e s t e d i n i n v e s t i n g i n G O A T h e r a p e u t i c s ? L e a v e y o u r i n f o r m a t i o n b e l o w a n d w e ' l l n o t i f y y o u w h e n t h e o f f e r i n g becomes available. First Name* Last Name* Email Address* Phone Number Anything else you'd like us to know? Optional Register My Interest → Registering your interest is not an offer to sell or a solicitation of an offer to buy securities and does not create any obligation to invest. $2498 •GOR herapeutica DEVELOPING F ORUG CANDIO ALCOHOL INTO POISONING. J 178K 1 Homepage - GOA Therapeutics GOATherapeutics Register Your Interest Interested in investing in GOA Therapeutics? Leave your information below and we'll notify you when the offering becomes available. First Name® Last Name* Email Address* Phone Number Anything else you'd like us to know? Optional Register My Interest → Registering vour interest is not an offer to sell or a solicitation of an offer to buy securities and does not create any obligation to invest. 5 2 4 9 8

1 Homepage - GOA Therapeutics GOR DEVELOPING FIRST-IN-CLASS DRUG CANDIDATES FORALCOHOL INTOXICATION AND POISONING. J / GOATherapeutics Register Your Interest Thank you - your interest is registered. We will be in touch as soon as the offering opens. $2498 1 Homepage - GOA Therapeutics "GOR herapeutica DEVELOPING FIRST-IN-CLASS DRUG CANDIDATES FOR ALCOHOL INTOXICATION AND POISONING. J GOATherapeutics Register Your Interest Thank you - your interest is registered. We will be in touch as soon as the offering opens. 178K $2498

1 Homepage - GOA Therapeutics GOR DEVELOPING FL DRUG CANDID ALCOHOL INTO POISONING / GOATherapeutics Request the Corporate Deck Enter your details below to receive the latest GOA Therapeutics corporate deck. First Name* Last Name* Email Address* 178K Send Me the Deck → $2498 •GOR herapeutica DEVELOPING F DRUG CANDID ALCOHOL INTE POISONING. J 178K 1 Homepage - GOA Therapeutics GOATherapeutics Request the Corporate Deck Enter your details below to receive the latest GOA Therapeutics corporate deck. First Name® Last Name* Email Address* Send Me the Deck → 5 2 4 9 8

1 Homepage - GOA Therapeutics GOR DEVELOPING FIRST-IN-CLASS DRUG CANDIDATES FOR ALCOHOL INTOXICATION AND POISONING. J /GOATherapeutics Request the Corporate Deck Thank you - we will send the deck to you as soon as it is ready. $2498 1 Homepage - GOA Therapeutics "GOR herapeutica DEVELOPING FIRST-IN-CLASS DRUG CANDIDATES FOR ALCOHOL INTOXICATION ANC POISONING. J GOATherapeutics Request the Corporate Deck Thank you - we will send the deck to you as soon as it is ready. 178K $2498